[Translation]

To Whom It May Concern:
                                                                  March 16, 2004
                                 Company Name: HINO MOTORS, LTD.
                                 Name and Title of Representative:
                                   Tadaaki Jagawa, President
                                 Code Number: 7205
                                   Securities exchanges throughout Japan
                                 Name and Title of Contact Person:
                                   Toshihisa Sakaki
                                   General Manager, Public Relations Department, Corporate Planning Division
                                   Telephone Number: 03-5419-9320

                                 Parent Company of HINO MOTORS, LTD.:
                                   TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                   Fujio Cho, President
                                 Code Number: 7203
                                   Securities exchanges throughout Japan
                                 Name and Title of Contact Person:
                                   Takahiko Ijichi
                                   General Manager, Accounting Division
                                   Telephone Number: 0565-28-2121


                   Notice Concerning Dissolution of Subsidiary

We hereby notify you that HINO MOTORS, LTD. ("HINO") has decided to dissolve its subsidiary, Hino Logistics Consulting, Ltd., as described below.

1.   Name and facts about the subsidiary to be dissolved

     Trade Name:               Hino Logistics Consulting, Ltd.
     Address:                  11-3, Shiba 4-chome, Minato-ku, Tokyo
     Details of business:      Sales etc., of hardware and software relating to
                               logistics
                               (built-in digital tachograph for vehicles, etc)
     Incorporation:            October 1992
     Capital:                  JPY 90 million
     Issued shares:            1,800 shares (face value of JPY 50,000 each)
     Total assets:             JPY 137 million (as of March 31, 2003)
     Number of employees:      7 (all of whom are dispatched from Hino)
     Major client:             HINO
     Shareholder composition:  HINO 100%
     Business performance (Fiscal year ended March 31, 2003):


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                               Net sales: JPY 206 million
                               Ordinary loss: JPY 6 million

2.   Schedule for dissolution

     Scheduled to be dissolved on March 31, 2004.

3.   Reason for dissolution

     In order to improve the business efficiency within the Group.

4.   Anticipated effects on the business performance

     The anticipated effects of the dissolution on each of HINO's and TOYOTA's operating results for the term are very minor.